--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                   (Mark One)

             [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

             [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ______to ________

                        Commission file number 33-96830

             A.  Full title of plan:  The Money Store Profit Sharing Plan
             B. Name of issuer of the service held pursuant to the plan and the address of its principle executive office:


                            First Union Corporation
                            One First Union Center
                     Charlotte, North Carolina 28288-0013

--------------------------------------------------------------------------------

                      The Money Store Profit-Sharing Plan


                               Table of Contents


                                                                            Page
                                                                            ----

     Independent Auditors' Report


     Statements of Net Assets Available for Plan Benefits with Fund
     Information as of December 31, 1998 and 1997                             1


     Statements of Changes in Net Assets Available for Plan Benefits
     With Fund Information for the Years Ended December 31, 1998 and 1997   2-3


     Notes to the Financial Statements                                      4-8


          Schedule 1  Assets Held for Investment Purposes as of
          December 31, 1998                                                   9

          Schedule 2  Reportable Transactions for the Year Ended
          December 31, 1998                                                  10


     Exhibits:

     Exhibit 23 -  Independent Auditors' Consent

                         Independent Auditors' Report


Board of Trustees
The Money Store Profit-Sharing Plan:


We have audited the accompanying financial statements of The Money Store Profit-Sharing Plan as of December 31, 1998 and 1997 and for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note (3) to the financial statements, on June 30, 1998, all of The Money Store's stock was acquired by First Union Corporation. However, The Money Store continued to maintain responsibility for the Plan through the year ended December 31, 1998.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27(a)
- Schedule of Assets Held for Investment Purposes and Item 27(d) - Schedule of Reportable Transactions as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole. The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost and the net gain or loss of investments sold. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





Sacramento, California
June 4, 1999

                                THE MONEY STORE
                              PROFIT-SHARING PLAN
              Statement of Net Assets Available for Plan Benefits
                          December 31, 1998 and 1997


                                              Federated
                                               Capital             Intermediate             Income          Bernstein
                                            Preservation             Bond Fund              Fund of        Diversified
December 31, 1998                               Fund                of America              America        Value Fund
                                            ------------           ------------           -----------      -----------
Investments, at fair market value           $ 8,932,625            $ 4,758,389            $10,503,788      $ 924,304
Participant loans
Contributions receivable:
   Employer                                        -                      -                      -              -
                                            -----------            -----------            -----------      ---------
         Total assets                         8,932,625              4,758,389             10,503,788        924,304
         Net assets available for           -----------            -----------            -----------      ---------
            plan benefits                   $ 8,932,625            $ 4,758,389            $10,503,788      $ 924,304
                                            ===========            ===========            ===========      =========
December 31, 1997

Investments, at fair market value           $ 8,223,846            $ 3,945,230            $ 8,634,837      $    -
Participant loans                                  -                      -                      -
Contributions receivable:
   Employer                                        -                      -                      -              -
                                            -----------            -----------            -----------      ---------

         Total assets                         8,223,846              3,945,230              8,634,837           -
         Net assets available for          ------------            -----------            -----------      ---------
            plan benefits                   $ 8,223,846            $ 3,945,230            $ 8,634,837      $    -
                                            ===========            ===========            ===========      =========

                                                               Putnam              Fidelity          Putnam
                                            Federated        Vista Basic            Advisor           New
                                            Max - Cap        Value Fund             Growth        Opportunities
                                            Bond  Fund        Class A            Opportunities        Fund
                                            ----------       ------------        -------------    -------------
December 31, 1998
Investments, at fair market value          $ 2,851,799      $16,229,796           $21,394,987      $ 2,009,079
Participant loans
Contributions receivable:
   Employer                                       -                -                     -                -
                                           -----------      -----------           -----------      -----------
         Total assets                        2,851,799       16,229,796            21,394,987        2,009,079
         Net assets available for         ------------      -----------           -----------      -----------
            plan benefits                  $ 2,851,799      $16,229,796           $21,394,987      $ 2,009,079
                                           ===========      ===========           ===========      ===========
December 31, 1997
Investments, at fair market value          $      -         $13,407,306           $15,727,763      $      -
Participant loans                                                  -                     -
Contributions receivable:
   Employer                                       -                -                     -                -
                                           -----------      -----------           -----------      -----------
         Total assets                             -          13,407,306            15,727,763             -
         Net assets available for          -----------      -----------           -----------      -----------
            plan benefits                  $      -         $13,407,306           $15,727,763      $      -
                                           ===========      ===========           ===========      ===========


                                            Bernstein
                                           International                           Federated             Participant
                                               Value            Company            Prime Cash               Loan
December 31, 1998                              Fund            Stock Fund             Fund                 Account
                                           -------------      -----------          ----------           --------------
                                                                                                          $      -
Investments, at fair market value           $ 516,073         $12,458,306          $  93,819
Participant loans                                                                                           1,675,352
Contributions receivable:
   Employer                                      -                   -                  -                        -
                                            ---------         -----------        -----------              -----------
         Total assets                         516,073          12,458,306             93,819                1,675,352
         Net assets available for           ---------         -----------        -----------              -----------
            plan benefits                   $ 516,073         $12,458,306           $  93,819              $ 1,675,352
                                            =========         ===========           =========              ===========
December 31, 1997
Investments, at fair market value           $    -            $ 4,935,840           $ 501,229                     -
Participant loans                                -                  -                                     $ 1,336,766
Contributions receivable:
   Employer                                      -                  -                   -                        -
                                            ---------         -----------          ---------              -----------
         Total assets                            -              4,935,840            501,229                1,336,766
         Net assets available for           ---------         -----------          ---------              -----------
            plan benefits                   $    -            $ 4,935,840          $ 501,229              $ 1,336,766
                                            =========         ===========          =========              ===========

                                                Other                    Total
                                             ---------                 -----------
December 31, 1998

Investments, at fair market value            $     -                   $80,672,965
Participant loans                                  -                     1,675,352
Contributions receivable:
   Employer                                   3,852,068                  3,852,068
                                             ----------                -----------
 Total assets                                 3,852,068                 86,200,385
                                             ----------                -----------
 Net assets available for plan benefits      $3,852,068                $86,200,385
                                             ==========                ===========

December 31, 1997
Investments, at fair market value            $      -                  $55,376,051
Participant loans                                   -                    1,336,766
Contributions receivable:
   Employer                                   3,749,310                  3,749,310
                                             ----------                -----------
 Total assets                                 3,749,310                 60,462,127
                                             ----------                -----------
 Net assets available for plan benefits      $3,749,310                $60,462,127
                                             ==========                ===========

                                THE MONEY STORE
                              PROFIT-SHARING PLAN
        Statement of Changes in Net Assets Available for Plan Benefits
                         Year Ended December 31, 1998

                                     Federated                                                          Putnam      Fidelity
                                      Capital     Intermediate    Income      Bernstein   Federated   Vista Basic    Advisor
                                    Preservation   Bond Fund      Fund of    Diversified  Max - Cap   Value Fund      Growth
                                        Fund       of America     America    Value Fund   Bond Fund     Class A    Opportunities
                                    ------------  ------------  -----------  -----------  ----------  -----------  -------------
Additions:

  Net appreciation (depreciation)
    in the fair market value of
    investments                     $  315,268    $  298,960    $   874,619  $ 88,295     $  388,044  $ 2,571,156  $ 4,077,718
  Interest                                   -             -              -                                     -            -
  Participant contributions          1,245,481       765,289      1,532,957   266,270        444,148    2,258,310    3,123,883
  Employer contributions               372,097       290,685        570,979    68,905        128,346      875,399    1,198,131
                                    ------------------------------------------------------------------------------------------

      Total additions                1,932,846     1,354,934      2,978,555   423,470        960,538    5,704,865    8,399,732

      Interfund transfers                7,995        54,806        220,384   542,618      1,925,719     (837,943)     136,894

Deductions:

  Benefits paid to participants      1,232,062       596,581      1,329,988    41,784         34,458    2,044,432    2,869,402
                                    ------------------------------------------------------------------------------------------

      Total deductions               1,232,062       596,581      1,329,988    41,784         34,458    2,044,432    2,869,402

      Net increase (decrease)          708,779       813,159      1,868,951   924,304      2,851,799    2,822,490    5,667,224

Net assets available for plan
   benefits:

  Beginning of year                  8,223,846     3,945,230      8,634,837         -              -   13,407,306   15,727,763
                                    ------------------------------------------------------------------------------------------

  End of year                       $8,932,625    $4,758,389    $10,503,788  $924,304     $2,851,799  $16,229,796  $21,394,987
                                    ==========================================================================================


                                       Putnam        Bernstein
                                         New       International    Company     Federated   Participant
                                    Opportunities     Value          Stock      Prime Cash     Loan
                                         Fund          Fund          Fund          Fund       Account      Other         Total
                                    -------------  -------------  -----------  -----------  -----------  -----------   -----------
Additions:

  Net appreciation (depreciation)
    in the fair market value of
    investments                     $  272,602     $ (5,023)      $ 4,801,186  $         -   $        -  $         -   $13,682,825
  Interest                                   -            -                 -      269,438      119,092            -       388,530
  Participant contributions            589,572      173,850                 -    2,407,840            -            -    12,807,600
  Employer contributions               178,770       52,934                 -      917,004            -    3,852,068     8,505,318
                                    ----------------------------------------------------------------------------------------------

      Total additions                1,040,944      221,761         4,801,186    3,594,282      119,092    3,852,068    35,384,273

      Interfund transfers            1,086,585      338,853         3,031,383   (3,125,469)     367,485   (3,749,310)            -

Deductions:

  Benefits paid to participants        118,450       44,541           310,103      876,223      147,991            -     9,646,015
                                    ----------------------------------------------------------------------------------------------

      Total deductions                 118,450       44,541           310,103      876,223      147,991            -     9,646,015

      Net increase (decrease)        2,009,079      516,073         7,522,466     (407,410)     338,586      102,758    25,738,258

Net assets available for plan
   benefits:

  Beginning of year                          -            -         4,935,840      501,229    1,336,766    3,749,310    60,462,127
                                    ----------------------------------------------------------------------------------------------

  End of year                       $2,009,079     $516,073       $12,458,306  $    93,819   $1,675,352   $3,852,068   $86,200,385
                                    ==============================================================================================

                See accompanying notes to financial statements.

                                THE MONEY STORE
                              PROFIT-SHARING PLAN
        Statement of Changes in Net Assets Available for Plan Benefits
                         Year Ended December 31, 1997


                                                     Federated
                                                      Capital     Intermediate    Income      Bernstein     Federated
                                                    Preservation   Bond Fund      Fund of    Diversified    Max - Cap
                                                        Fund       of America     America     Value Fund    Bond Fund
                                                    ------------  ------------  ------------  ------------  -----------
Additions:

    Net appreciation (depreciation)
        in the fair market value of
        investments                                $   87,718     $294,049    $1,466,903    $      -      $      -
    Interest                                               -            -             -
    Participant contributions                       1,133,109      720,688     1,305,908           -             -
    Employer contributions                            426,396      239,182       436,000           -             -
                                                  --------------------------------------------------------------------

          Total additions                           1,647,223    1,253,919     3,208,811           -             -

        Interfund transfers                          (300,556)    (313,386)      (83,232)          -             -

Deductions:

    Benefits paid to participants                     416,561      170,646       314,020           -             -
                                                  --------------------------------------------------------------------

          Total deductions                            416,561      170,646       314,020           -             -

        Net increase                                  930,106      769,887     2,811,559           -             -

Net assets available for plan
   benefits:

    Beginning of year                               7,293,740    3,175,343     5,823,278           -             -
                                                  --------------------------------------------------------------------

    End of year                                    $8,223,846   $3,945,230    $8,634,837    $      -      $      -
                                                  ============= ============= ============ ============= =============


                                                        Putnam        Fidelity        Putnam     Bernstein
                                                      Vista Basic      Advisor         New      International    Company
                                                      Value Fund       Growth     Opportunities     Value         Stock
                                                        Class A     Opportunities      Fund         Fund           Fund
                                                    ------------  ------------  ------------  ------------  -----------
Additions:

    Net appreciation (depreciation)
        in the fair market value of
        investments                                 $ 2,521,398    $ 3,247,796     $      -      $      -    $ (1,046,244)
    Interest                                                -              -              -             -              -
    Participant contributions                         1,884,947      2,490,923            -             -       1,569,998
    Employer contributions                              678,053        884,527            -             -         575,685
                                                  ------------------------------------------------------------------------

          Total additions                             5,084,398      6,623,246            -             -       1,099,439

        Interfund transfers                           (120,953)       (69,115)            -             -         453,981

Deductions:

    Benefits paid to participants                       493,073        549,511            -             -         222,564
                                                  ------------------------------------------------------------------------

          Total deductions                              493,073        549,511            -             -         222,564

        Net increase                                  4,470,372      6,004,620            -             -       1,330,856

Net assets available for plan
   benefits:

    Beginning of year                                 8,936,934      9,723,143            -             -       3,604,984
                                                  ------------------------------------------------------------------------

    End of year                                     $13,407,306    $15,727,763   $        -    $        -      $4,935,840
                                                   ============== ============== ============= ============ ==============



                                                  Federated       Participant
                                                  Prime Cash          Loan
                                                     Fund            Account       Other       Liabilities     Total
                                                  ----------       ----------      -----       -----------     -----
Additions:

    Net appreciation (depreciation)
        in the fair market value of
        investments                               $       -         $      -      $     -    $     -         $ 6,571,620
    Interest                                          11,157           85,854           -          -              97,011
    Participant contributions                        353,922               -            -          -           9,459,495
    Employer contributions                           130,409               -      3,749,310        -           7,119,562
                                                  ----------------------------------------------------------------------
          Total additions                            495,488            85,854    3,749,310        -          23,247,688

        Interfund transfers                          (33,862)          433,261          -      33,862               -

Deductions:

    Benefits paid to participants                          -            24,786          -          -           2,191,161
                                                  ----------------------------------------------------------------------


          Total deductions                                 -            24,786          -          -           2,191,161

        Net increase                                 461,626           494,329    3,749,310    33,862         21,056,527

Net assets available for plan
   benefits:

    Beginning of year                                 39,603           842,437          -     (33,862)        39,405,600
                                                   ---------------------------------------------------------------------

    End of year                                    $ 501,229        $1,336,766   $3,749,310   $    -         $60,462,127
                                                   =============== ============ ============  ==========   ==============

                                                                        3

                      THE MONEY STORE PROFIT-SHARING PLAN

                         Notes to Financial Statements

(1)  Description of Plan

     The Money Store Profit Sharing Plan (the "Plan") is designed to provide retirement, disability and death benefits to employees of The Money Store Inc. and subsidiaries (the "Employer" or "Company"). The Plan is a participant-directed defined contribution plan, to which participants and the Employer can make contributions to an account held in the participant's name. Participants in the Plan are permitted to direct the investment of their Plan accounts into any one or a combination of the following investments: Federated Capital Preservation Fund, Intermediate Bond Fund of America, Income Fund of America, Bernstein Diversified Value Fund, Federated Max-Cap Bond Fund, Putnam Vista Basic Value Fund Class A, Fidelity Advisor Growth Opportunities, Bernstein International Value Fund, Putnam New Opportunities Fund, Federated Prime Cash Fund and the Company Stock Fund. The Company Stock Fund invested in Money Store Common Stock up through June 30, 1998 (see Note 3 below for discussion of the First Union merger transaction). Subsequent to June 30, 1998 the Company Stock Fund invested in First Union Common Stock. The retirement benefit the participant receives will depend on contributions and investment performance of the amounts that are in their account. Employees are eligible for participation after three months of employment, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA). Participants should refer to the Plan documents for a more complete description of the Plan's provision.

(2)  Summary of Significant Accounting Policies

     (a)   Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for Plan benefits and changes in those net assets.

     (b)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  Investment Valuation

     The Plan's investment funds are valued at quoted market prices. Investment transactions are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value.

                      THE MONEY STORE PROFIT-SHARING PLAN

                         Notes to Financial Statements

(3)  First Union Merger

     On June 30, 1998 First Union Corporation acquired all the outstanding stock of The Money Store. First Union Corporation is a leading provider of financial services with assets of $237,000,000,000 at December 31, 1998.

     In connection with the above transaction, the 301,437 shares of The Money Store stock in the Plan at June 30, 1998 were converted to First Union Common Stock. Consistent with the merger agreement, each share of The Money Store stock in the Plan was converted to 0.5851 shares or a total of 176,370 shares of First Union Common Stock.

     Effective July 15, 1999, The Money Store Profit-Sharing Plan assets and participant account balances will be merged into the 401(k) plan maintained by First Union Corporation.

(4)  Summary of Principal Provisions

     (a)   Retirement Benefits

     Participants may choose to have their benefits distributed to them in one of the following ways:

     In a lump sum payment of cash; or

     In substantially equal monthly, quarterly, or annual installment payments of cash over a period of years not to exceed the participant's life expectancy as calculated each year or the joint and last survivor life expectancy of the participant and his beneficiary, determined in each case at the earlier of (1) the end of the Plan year in which the employee attains the age of 70 1/2, or (2) the retirement date. If the participant's beneficiary is his spouse, the life expectancies may be recalculated each year.

     The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

     (b)  Disability Benefits

     Any participant who becomes permanently disabled prior to termination of employment shall become 100% vested in his account.

     (c)  Death Benefits

     The beneficiary of any participant is entitled to 100% of such benefits.

                      THE MONEY STORE PROFIT-SHARING PLAN

                         Notes to Financial Statements

     (d)  Vesting

     All participants are 100% vested in their contributions. A participant becomes fully vested in employer contributions (see Note 5) after five full years of credited service, as defined. The vesting period and corresponding vesting percentages are as follows:

                                                   Percentage
                     Number of Years                 Vested
                  ----------------------           ----------
                  Less than 3 full years                0%
                       3 full years                    25%
                       4 full years                    60%
                   5 or more full years               100%

     Effective March 1, 1999, all employer matching and discretionary contributions to the Plan are 100% vested.

(5)  Funding Policy

     (a)  Salary Deferral Contributions

     Participants may elect to have salary deferral contributions made by the Employer to their salary deferral contributions sub-account each Plan quarter by calling the third party record keeper and electing an amount.

     Participants may elect to defer from 1% to 10% of their compensation, as defined, subject to the annual limits imposed by the Internal Revenue Code. Participant deferrals are exempt from federal income tax until they are distributed, but are subject to Social Security Act taxes and may be subject to state and local taxes where applicable.

     (b)  Discretionary Matching Employer Contributions

     The Employer may, at its discretion and out of net profits of the Company, make matching employer contributions to the participant's discretionary matching employer contributions sub-accounts. These contributions are based upon a percentage of the participant's salary deferral contributions. The discretionary matching employer contributions for the years ended December 31, 1998 and 1997 were $ 4,653,250 and $3,370,252, respectively, based on matching percentages of 50% up to 6% of the participants' salary deferral contributions.

                      THE MONEY STORE PROFIT-SHARING PLAN

                         Notes to Financial Statements

     (c)  Discretionary Employer Contributions

     The Employer may make discretionary contributions out of net profits of the Company to the participant's discretionary employer contributions sub-accounts. Contributions, if any, will be made in an amount to be determined each year by the Board of Directors of the Company. The discretionary employer contributions for the years ended December 31, 1998 and 1997, were $ 5,832,068 and $4,649,310, respectively.

     (6)  Allocation of Contributions and Forfeitures

     Employer contributions and allocated forfeitures from discretionary matching Employer contributions, to which any participant is entitled, shall be allocated in the same proportion as each participant's discretionary matching employer contribution bears to the total discretionary matching employer contribution during the year. Forfeitures for the years ended December 31, 1998 and 1997 were $ 1,515,139 and $513,607, respectively. Forfeitures allocated to reduce the discretionary employer contribution for the years ended December 31, 1998 and 1997 are $1,980,000 and $900,000, respectively.

     The Employer's discretionary contribution each plan year will be allocated in proportion to the sum of the following amounts for all members eligible to share for the plan year. First, covered pay above and below the social security taxable wage base and second, covered pay above the social security taxable wage base only ("excess pay"). The "excess pay" is counted twice in the above allocation formula because social security benefits are not provided on that portion of the participants pay.

     (7)  Participant Loans

     A loan feature of the Plan allows participants to borrow from their vested account balances for the education of the participant or their dependents, unusual medical expenses, the purchase or construction of a home or other severe financial need deemed acceptable. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates on current participant loans range from 7% to 12.5%. Principal and interest is paid ratably through payroll deduction level payments at least quarterly.

                      THE MONEY STORE PROFIT-SHARING PLAN

                         Notes to Financial Statements

     (8)  Federal Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     (9)  Administration Expenses

     Administrative expenses rendered on behalf of the Plan were paid by the Company.

     (10)   Related Party Transactions

     Certain Plan Investments were shares of The Money Store (through June 30,
     1998) and First Union Corporation Stock from July 1, 1998 through December 31, 1998. The Money Store Inc. as a separate entity pre-acquisition and as a subsidiary of First Union Corporation are the Plan sponsors as defined by the Plan and, therefore these transactions qualify as party-in-interest.

                                                                                                                          SCHEDULE 1
                                                                                                                          ----------

                                                THE MONEY STORE PROFIT-SHARING PLAN

                                   Item 27(a) - Schedule of Assets Held for Investment Purposes

                                                         December 31, 1998


     Issuer       Shares                      Name of Asset                          Description          Cost        Market Value
------------------------------------------------------------------------------------------------------------------------------------
Federated Funds   901174.300   Federated Capital Preservation Fund               Preservation Fund    $   9,011,743 $    8,932,625

American Funds    355649.448   Intermediate Bond Fund of America                 Income Fund              4,785,319      4,758,389

American Funds    617558.600   Income Fund of America                            Balanced Fund           10,717,548     10,503,788

Bernstein Funds    33024.460   Bernstein Diversified Value Fund                  Growth and Income Fund     842,565        924,304

Federated Funds   111674.305   Federated Max-Cap Bond Fund                       Growth and Income Fund   2,517,731      2,851,799

Putnam Funds     1248202.369   Putnam Vista Basic Value Fund Class A             Growth Fund             14,188,962     16,229,796

Fidelity Funds    431599.324   Fidelity Advisor Growth Opportunities             Growth Fund             17,366,283     21,394,987

Putnam Funds       33969.393   Putnam New Opportunities Fund                     Aggressive Growth Fund   1,803,067      2,009,079

Bernstein Funds    28290.577   Bernstein International Value Fund                International Fund         553,267        516,073

First Union Corp. 207790.000   Company Stock Fund                                Company stock           12,681,903     12,458,306

Federated Funds   120166.980   Federated Prime Cash Fund                         Cash fund                   93,819         93,819

Participants                   Participant Loan Account (421 loans outstanding),*                         1,675,352      1,675,352
                               interest rates ranging from 7.0% to 12.5%


                              *   Party-in-interest

                                                                      SCHEDULE 2
                                                                      ----------
                      THE MONEY STORE PROFIT-SHARING PLAN

               Item 27(d) - Schedule of Reportable Transactions

                         Year Ended December 31, 1998


                                            Number of     Purchase   Number of     Selling                    Gain
                                            Purchases      Price       Sales       Price        Cost *      (Loss)*
                                            ---------     --------   ---------    ---------   ---------     --------
Federated Capital Preservation Fund                98    3,449,448         116    2,661,551   2,661,551            0

Intermediate Bond Fund of America                 106    2,365,749         128    1,518,437   1,505,374       13,063

Income Fund of America                            112    4,075,479         134    1,695,836   1,579,908      115,928

Bernstein Diversified Value Fund                  123    1,183,585          68      358,571     341,020       17,551

Federated Max-Cap Bond Fund                       164    2,842,055          57      361,072     324,324       36,748

Putnam Vista Basic Value Fund Class A              97    5,493,157         143    3,948,101   3,417,650      530,451

Fidelity Advisor Growth Opportunities             112    7,138,083         143    4,631,003   3,492,437    1,138,566

Putnam New Opportunities Fund                     154    2,265,293          53      519,605     463,373       56,232

Bernstein International Value Fund                104      765,742          52      211,342     212,475      (1,133)

Company Stock Fund                                145    7,285,779         111    4,429,631   3,030,164    1,399,467

Federated Prime Cash Fund                         162   30,058,068         200   30,465,478  30,465,478            0

* Cost or basis was computed using either the 12/31/97 average cost per share for existing funds at 12/31/97 or first-in, first-out (FIFO) costing for the funds new to the plan in 1998. Actual historical cost and therefore, actual net gain or loss on investments sold were unable to be obtained.

                             REQUIRED INFORMATION


              The Statement of Net Assets Available for Plan Benefits of the Plan as of December 31, 1998 and the related Statement of Changes in Net Assets Available for the Plan Benefits and supplemental schedules for the year ended December 31, 1998, together with the Independent Auditors' Report and Consent are attached and filed herewith.


                                   SIGNATURE

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on it's behalf by the undersigned hereunto duly authorized.

                                            THE MONEY STORE PROFIT  SHARING PLAN



                                        By:  /s/ Paul Wholley
                                            ------------------
                                            Name: Paul Wholley
                                            Title: Vice President-Trust Officer
                                                   First Union National Bank


Dated :    June 23, 1999